Exhibit 99.1

INX to Become First Platform to List In-cask Liquor and Gaming Tokens and Brings German Real Estate to the U.S.

The regulated digital asset platform announces plans to list whiskey maker Wave Kentucky Whiskey 2020 Digital Fund LLC, Germany-based real estate company KlickOwn AG, and MMO gaming title Infinite Fleet

New York, December 16, 2020 – INX Limited, the blockchain-based platform for trading digital securities and cryptocurrencies, announces future plans to list three projects in alcohol, real estate, and gaming on its INX Securities trading platform. The listings include whiskey maker Wave Kentucky Whiskey 2020 Digital Fund LLC on the NEM’s Symbol network, real estate company KlickOwn AG on the Stellar network, and Pixelmatic’s gaming project Infinite Fleet on Bitcoin’s Liquid Network.

Through INX’s listing of Wave’s whiskey fund, it becomes the first digital asset platform to list a security token for in-cask liquor, empowering buyers to invest in whiskey as it ages and rises in value. KlickOwn AG brings tokenized real estate projects to INX that will benefit greatly from the liquidity our securities platform will offer. Meanwhile, Infinite Fleet provides gamers and developers an opportunity to participate in the game’s future success.

The three announced future listings entail the following:

●	Wave Kentucky Whiskey Fund: Wave will deliver to INX the first Security Token issuance for in-cask liquor. The tokens will be on the NEM Symbol network, and will give buyers fractional ownership of Kentucky whiskey as it develops in the cask. Traditionally, as whiskey ages in the cask, its value rises. With fractional ownership, buyers can take a position in the maturation process at any time in the cycle. Recently, the Wave Kentucky Whiskey Digital Asset Fund won The Best of Class Asset Backed Token award by TADS AWARDS (Tokenized Assets & Digitized Securities Awards) at Blockchain Week Hong Kong.

●	KlickOwn AG: KlickOwn will deliver to INX a number of tokenized real estate projects sourced in Germany. The tokens will be on the Stellar network, and will offer token buyers a share of rental income of these real estate projects.

●	Infinite Fleet: Infinite Fleet will deliver to INX the first Security Token issuance for a video game publisher. The tokens will be on the Liquid Network. This fundraising method gives the game’s supporters and anyone else, whether a professional investor or not, the unique opportunity to own a share of the business, and be rewarded annually with company profits should the game be successful and profitable. It allows the developer and players to be aligned on incentives.

INX plans to offer the listing and trading of digital assets with full regulatory compliance and fair trading policies, as well as advanced security protocols and privacy procedures. It aims to address cross-border, high-volume trading under full regulatory process. INX recently announced its intent to acquire Chicago-based Openfinance Securities, LLC (OFN), a U.S.-based Alternative Trading System (ATS) and Broker-Dealer, thereby enabling INX clients to trade security tokens on the Openfinance platform. The Openfinance deal is subject to the completion of definitive agreements, regulatory approvals, and other closing conditions. INX’s Security Token platform will list real estate, with properties from around the world, as well as commodities and other tangible assets. Just recently, the platform announced the future listing of Diamond Standard, a standardized set of diamonds with a wireless chip enabling it to trade as a token on the INX trading platform.

“INX’s proprietary trading platform brings the once lofty goal of transforming finance with digital assets to fruition,” says Douglas Borthwick, CMO of INX. “These three listings really underscore the versatility and diversity of assets that can enjoy the benefits of tokenization, and they’re all available on our fully regulated platform.”

“The listing of our Kentucky whiskey on INX really highlights the fact that quite literally any physical asset can be put on the blockchain,” says Benjamin Tsai, President of Wave Financial and Portfolio Manager of the fund. “Finance is changing, and fast. We’re thrilled to join INX at the helm of this blockchain-powered transformation.”

“As a modern real estate investing platform, which offers tokens to its investors, liquidity is one of the most important advantages of tokenization,” says Wladimir Huber, Founder and Executive Director of KlickOwn AG. “INX is not only an important partner for us specifically in terms of liquidity, but it empowers us, and others, to take tokenization to a global scale.”

“As a team with tremendous experience in both game development and crypto, our vision is to bridge the two realms and bring real incentive to our users by introducing crypto assets into our in-game peer-to-peer economy, as well as for the equity offering of the company,” says Hope Fan, Head of Marketing for Infinite Fleet. “We’re honored to be able to offer gamers and crypto enthusiasts alike the first Security Token for a video game publisher, together with INX”

About INX:

INX Limited aims to provide a regulated trading platform for digital securities and cryptocurrencies, combining traditional markets expertise with a novel fintech approach. INX is led by an experienced team of business, finance, and blockchain technology experts unified by the vision of redefining the world of capital markets via blockchain technology and novel regulatory approach.

About KlickOwn:

KlickOwn is a German real estate tokenization platform that democratizes the real estate investing market. Through KlickOwn, it's possible to invest in real estate at small amounts. In comparison to other platforms KlickOwn, offers investments in existing real estate, which keeps the risks for the investors very low—as low as the risks of real estate owners.

About Pixelmatic:

Founded in 2011, Pixelmatic is a game development studio based in Shanghai and Vancouver and augmented by an international team. Established by game industry veterans from Ubisoft, Activision Blizzard, and Relic, our studio develops and operates games for the global market. Our team's experience ranges from creating highly rated, multimillion-dollar AAA franchises to multi-million user top ranking social games and live operations for one of the hottest mobile eSports titles today. Some of the games they've worked on include: StarCraft, Diablo II, Warcraft III, Company of Heroes, Dawn of War, World of Warcraft, and EVE Online.

About Infinite Fleet:

Infinite Fleet is a massively-multiplayer online (MMO) strategy game being developed by a team of game design veterans who have created some of the most critically acclaimed strategy game titles of all time, including the likes of Age of Empires, Dawn of War, and Homeworld. The game promises to have epic cooperative space battles and addictive social elements such as player-directed narrative and intricate player economies. However, the value proposition of Infinite Fleet goes far beyond that of just a game. The team behind Infinite Fleet is working closely with pioneers such as INX in the security token space to revolutionize and democratize equity investment access.

About Wave Financial:

Wave Financial LLC (Wave) is a Los Angeles based investment management company that provides institutional digital asset fund products. Led by a team of highly experienced financial services professionals, Wave provides investable funds on digital assets and tokenized real assets. Wave also offers managed accounts for HNWIs and family offices seeking tailored digital asset exposure, bespoke treasury management services, and early-stage venture capital in the digital asset ecosystem. Wave is a California Registered Investment Advisor (CRD#: 305726). https://www.wavegp.com